Term Sheet To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 206-A-I dated March 4, 2011	Term Sheet to Product Supplement No. 206-A-I Registration Statement No. 333-155535 Dated August 29, 2011; Rule 433

Structured Investments	$ Single Observation Capped Market Plus Notes Linked to Gold due September 13, 2012

General

  The notes are designed for investors who seek to participate in the appreciation of the Commodity Price of Gold from and including the pricing date to and including the Observation Date, up to the Maximum Return of at least 16.50%*, and who anticipate that the Commodity Price of Gold on the Observation Date (i.e., the Ending Commodity Price) will not be less than the Strike Value by more than the Knock-Out Buffer Percentage of at least 20.00%**. Investors should be willing to forgo interest payments and, if the Ending Commodity Price of Gold is less than the Strike Value by more than the Knock-Out Buffer Percentage, be willing to lose some or all of their principal. If the Ending Commodity Price of Gold is not less than the Strike Value by more than the Knock-Out Buffer Percentage, investors have the opportunity to receive the greater of (a) the Contingent Minimum Return of at least 0.00%*** and (b) the Commodity Return, subject to the Maximum Return of at least 16.50%* at maturity.
  Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing September 13, 2012†
  Minimum denominations of $20,000 and integral multiples of $1,000 in excess thereof
  The notes are expected to price on or about September 2, 2011and are expected to settle on or about September 8, 2011.

Key Terms

Commodity:	The notes are linked to the Commodity Price of Gold (“Gold” or the “Commodity”).
Knock-Out Event:	On the Observation Date, a Knock-Out Event occurs if the Ending Commodity Price of the Commodity is less than the Strike Value by more than the Knock-Out Buffer Percentage.
Knock-Out Buffer Percentage:	At least 20.00%** ** The actual Knock-Out Buffer Percentage will be set on the pricing date and will not be less than 20.00%.
Payment at Maturity:

If a Knock-Out Event has occurred, you will receive a cash payment at maturity that will reflect the performance of the Commodity, subject to the Maximum Return. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Commodity Return), subject to the Maximum Return
If a Knock-Out Event has occurred, you will lose some or all of your investment at maturity if the Ending Commodity Price is less than the Strike Value.

If a Knock-Out Event has not occurred, you will receive a cash payment at maturity that will reflect the performance of the Commodity, subject to the Contingent Minimum Return and the Maximum Return. If a Knock-Out Event has not occurred, your payment at maturity per $1,000 principal amount note will equal $1,000 plus the product of (a) $1,000 and (b) the greater of (i) the Contingent Minimum Return and (ii) the Commodity Return, subject to the Maximum Return. For additional clarification, please see “What Is the Return on the Notes at Maturity, Assuming a Range of Performances for the Commodity?” in this term sheet.

Maximum Return:

At least 16.50%*. For example, assuming a Maximum Return of 16.50%*, if the Commodity Return is greater than or equal to 16.50%, you will receive the Maximum Return of 16.50%*, which entitles you to a maximum payment at maturity of $1,165* for every $1,000 principal amount note that you hold.

* The actual Maximum Return and the actual maximum payment at maturity will be set on the pricing date and will not be less than 16.50% and $1,165 per $1,000 principal amount note, respectively.

Contingent Minimum Return:	At least 0.00%***, subject to the credit risk of JPMorgan Chase & Co. *** The actual Contingent Minimum Return will be set on the pricing date and will not be less than 0.00%.
Commodity Return:	Ending Commodity Price – Strike Value Strike Value
Strike Value:

A price to be determined on the pricing date in the sole discretion of the calculation agent. The Strike Value may or may not be the Commodity Price of the Commodity on the pricing date. Although the calculation agent will make all determinations and will take all actions in relation to the establishment of the Strike Value in good faith, it should be noted that such discretion could have an impact (positive or negative) on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Strike Value, that might affect the value of your notes.

Ending Commodity Price:	The Commodity Price on the Observation Date
Commodity Price:

On any trading day, the official afternoon Gold fixing per troy ounce of Gold for delivery in London through a member of the London Bullion Market Association (the “LBMA”) authorized to effect such delivery, stated in U.S. dollars, as calculated by the LBMA and displayed on Bloomberg L.P. (“Bloomberg”) under the symbol “GOLDLNPM” on such trading day

Observation Date:	September 10, 2012†
Maturity Date:	September 13, 2012†
CUSIP:	48125XW85

† Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” and “Description of Notes — Postponement of a Determination Date — A. Notes Linked to a single Commodity or a single Commodity Futures Contract” in the accompanying product supplement no. 206-A-I.

Investing in the Single Observation Capped Market Plus Notes involves a number of risks. See “Risk Factors” beginning on page PS-16 of the accompanying product supplement no. 206-A-I and “Selected Risk Considerations” beginning on page TS-3 of this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)

The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see “Use of Proceeds” beginning on page PS-40 of the accompanying product supplement no. 206-A-I.

(2)	Please see “Supplemental Plan of Distribution” on the last page of this term sheet for information about fees and commissions.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

August 29, 2011

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 206-A-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 206-A-I dated March 4, 2011. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 206-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 206-A-I dated March 4, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211001577/e42537_424b2.pdf

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

Supplemental Terms of the Notes

For purposes of the notes offered by this term sheet, the Observation Date is subject to postponement as described under “Description of Notes — Postponement of a Determination Date — A. Notes Linked to a single Commodity or a single Commodity Futures Contract” in the accompanying product supplement no. 206-A-I.

JPMorgan Structured Investments —	TS-1
Single Observation Capped Market Plus Notes Linked to Gold

What Is the Return on the Notes at Maturity, Assuming a Range of Performances for the Commodity?

The following table illustrates the hypothetical return at maturity on the notes. The “return” as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical returns set forth below assume a Strike Value of $1,800, a Maximum Return of 16.50%, a Contingent Minimum Return of 0.00% and a Knock-Out Buffer Percentage of 20.00%. The hypothetical returns set forth below are for illustrative purposes only and may not be the actual returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

		Return on the Notes

Ending Commodity Price	Commodity Return	Knock-Out Event Has Not Occurred(1)	Knock-Out Event Has Occurred(2)

$3,150.00	75.00%	16.50%	N/A
$2,970.00	65.00%	16.50%	N/A
$2,700.00	50.00%	16.50%	N/A
$2,520.00	40.00%	16.50%	N/A
$2,340.00	30.00%	16.50%	N/A
$2,160.00	20.00%	16.50%	N/A
$2,097.00	16.50%	16.50%	N/A
$2,070.00	15.00%	15.00%	N/A
$1,980.00	10.00%	10.00%	N/A
$1,890.00	5.00%	5.00%	N/A
$1,845.00	2.50%	2.50%	N/A
$1,800.00	0.00%	0.00%	N/A
$1,755.00	-2.50%	0.00%	N/A
$1,710.00	-5.00%	0.00%	N/A
$1,620.00	-10.00%	0.00%	N/A
$1,530.00	-15.00%	0.00%	N/A
$1,440.00	-20.00%	N/A	-20.00%
$1,439.82	-20.01%	N/A	-20.01%
$1,350.00	-25.00%	N/A	-25.00%
$1,260.00	-30.00%	N/A	-30.00%
$1,080.00	-40.00%	N/A	-40.00%
$900.00	-50.00%	N/A	-50.00%
$720.00	-60.00%	N/A	-60.00%
$540.00	-70.00%	N/A	-70.00%
$360.00	-80.00%	N/A	-80.00%
$180.00	-90.00%	N/A	-90.00%
$0.00	-100.00%	N/A	-100.00%

(1) The Ending Commodity Price is not less than the Strike Value by more than 20.00%.
(2) The Ending Commodity Price is less than the Strike Value by more than 20.00%.

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The price of Gold decreases from the Strike Value of $1,800 to an Ending Commodity Price of $1,710 — a Knock-Out Event has not occurred. Although the Ending Commodity Price of $1,710 is less than the Strike Value of $1,800, because the Commodity Price is not less than the Strike Value of $1,800 by more than the hypothetical Knock-Out Buffer Percentage of 20.00% on the Observation Date, a Knock-Out Event has not occurred and because the Commodity Return of -5% is less than the hypothetical Contingent Minimum Return of 0.00%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 2: The price of Gold increases from the Strike Value of $1,800 to an Ending Commodity Price of $1,890 — a Knock-Out Event has not occurred. Because the Commodity Return of 5% is greater than the hypothetical Contingent Minimum Return of 0.00% but less than the hypothetical Maximum Return of 16.50%, the investor receives a payment at maturity of $1,050 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 5%) = $1,050

Example 3: The price of Gold increases from the Strike Value of $1,800 to an Ending Commodity Price of $2,520 — a Knock-Out Event has not occurred. Because the Commodity Return of 40% is greater than the hypothetical Maximum Return of 16.50%, the investor receives a payment at maturity of $1,165 per $1,000 principal amount note, the hypothetical maximum payment on the notes.

Example 4: The price of Gold decreases from the Strike Value of $1,800 to an Ending Commodity Price of $1,080 — a Knock-Out Event has occurred. Because the Ending Commodity Price of $1,080 is less than the Strike Value of $1,800 by more than the hypothetical Knock-Out Buffer Percentage of 20.00%, a Knock-Out Event has occurred and because the Commodity Return is -40%, the investor receives a payment at maturity of $600 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -40%) = $600

The hypothetical returns and hypothetical payouts on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical total returns and payouts shown above would likely be lower.

JPMorgan Structured Investments —	TS-2
Single Observation Capped Market Plus Notes Linked to Gold

Selected Purchase Considerations
  CAPPED APPRECIATION POTENTIAL — The notes provide the opportunity to participate in the appreciation of the price of the Commodity, up to the Maximum Return of at least 16.50%, at maturity. If a Knock-Out Event has not occurred, in addition to the principal amount, you will receive at maturity at least the Contingent Minimum Return of not less than 0.00% on the notes, for a minimum payment at maturity of at least $1,000 for every $1,000 principal amount note, subject to the Maximum Return of at least 16.50% and the credit risk of JPMorgan Chase & Co. The maximum payment at maturity is at least $1,165 per $1,000 principal amount note. The actual Contingent Minimum Return and Maximum Return will be set on the pricing date and will not be less than 0.00% and 16.50%, respectively. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  RETURN LINKED SOLELY TO THE SPOT PRICE OF GOLD — The return on the notes is linked solely to the spot price of a single commodity, Gold. The Commodity Return reflects the performance of the spot price of Gold, expressed as a percentage, from the Strike Value to the official afternoon Gold fixing per troy ounce of Gold for delivery in London through a member of the LBMA authorized to effect such delivery, stated in U.S. dollars, as calculated by the LBMA and displayed on Bloomberg under the symbol “GOLDLNPM” on the Observation Date. The spot price of Gold referred to above is different from the price of any futures contract related to Gold. For additional information about Gold, see the information set forth under “Description of Notes — Payment at Maturity” and “The Commodities” in the accompanying product supplement no. 206-A-I.
  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 206-A-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, it is reasonable to treat the notes as “open transactions” for U.S. federal income tax purposes, as described in the section entitled “Certain U.S. Federal Income Tax Consequences—Tax Consequences to U.S. Holders—Notes Treated as Open Transactions” in the accompanying product supplement. Assuming this characterization is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; and the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

  The discussion in the preceding paragraph, when read in combination with the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Commodity or futures contracts or other instruments related to the Commodity. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 206-A-I dated March 4, 2011.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Commodity and will depend on whether a Knock-Out Event has occurred and whether, and the extent to which, the Commodity Return is positive or negative. If the Ending Commodity Price is less than the Strike Value by more than the Knock-Out Buffer Percentage of at least 20.00%**, a Knock-Out Event has occurred, the benefit provided by the Knock-Out Buffer Percentage of at least 20.00%** will terminate and for every 1% that the Ending Commodity Price is less than the Strike Value, you will

JPMorgan Structured Investments —	TS-3
Single Observation Capped Market Plus Notes Linked to Gold

  lose an amount equal to 1% of the principal amount of your notes. Under these circumstances, you could lose some or all of your principal.
  ** The actual Knock-Out Buffer Percentage will be set on the pricing date and will not be less than 20.00%.
  YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN — If the Ending Commodity Price is greater than the Strike Value, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional return that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the price of the Commodity, which may be significant. We refer to this percentage as the Maximum Return, which will be set on the pricing date and will not be less than 16.50%.
  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. It is possible that such hedging activities or other trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes declines. The Strike Value will be a price determined on the pricing date in the sole discretion of the calculation agent. Although the calculation agent will make all determinations and will take all actions in relation to establishing the Strike Value in good faith, it should be noted that such discretion could have an impact (positive or negative) on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Strike Value, that might affect the value of your notes.
  THE BENEFIT PROVIDED BY THE KNOCK-OUT BUFFER PERCENTAGE MAY TERMINATE ON THE OBSERVATION DATE — If the Commodity Price on the Observation Date (i.e., the Ending Commodity Price) is less than the Strike Value by more than the Knock-Out Buffer Percentage of at least 20.00%**, the benefit provided by the Knock-Out Buffer Percentage will terminate and you will be fully exposed to any depreciation in the Commodity Price.
  RISK OF KNOCK-OUT EVENT OCCURRING IS GREATER IF THE PRICE OF GOLD IS VOLATILE — The likelihood that the Ending Commodity Price will be less than the Strike Value by more than the Knock-Out Buffer Percentage of at least 20.00%**, and thereby triggering a Knock-Out Event, will depend in large part on the volatility of the price of Gold — the frequency and magnitude of changes in the price of Gold. Commodities such as Gold may be more volatile than traditional securities investments. See “Prices of Commodities Are Characterized by High and Unpredictable Volatility” below.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, the price, if any, at which J.P. Morgan Securities LLC, which we refer to as JPMS, will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  PRICES OF COMMODITIES ARE CHARACTERIZED BY HIGH AND UNPREDICTABLE VOLATILITY — Market prices of commodities tend to be highly volatile and may fluctuate rapidly based on numerous factors. See “The Market Price of Gold Will Affect the Value of the Notes” below. The prices of commodities are subject to variables that may be less significant to the values of traditional securities, such as stocks and bonds. These variables may create additional investment risks that cause the value of the notes to be more volatile than the values of traditional securities. Many commodities are also highly cyclical. The high volatility and cyclical nature of commodity markets may render such an investment inappropriate as the focus of an investment portfolio.
  OWNING THE NOTES IS NOT THE SAME AS OWNING GOLD OR GOLD-RELATED FUTURES CONTRACTS DIRECTLY — The return on your notes will not reflect the return you would realize if you actually purchased Gold, or exchange-traded or over-the-counter instruments based on Gold. You will not have any rights that holders of such assets or instruments have.
  THE MARKET PRICE OF GOLD WILL AFFECT THE VALUE OF THE NOTES — Because the notes are linked to the performance of the price of Gold, we expect that generally the market value of the notes will depend in large part on the market price of Gold. The price of gold is primarily affected by the global demand for and supply of gold. The

JPMorgan Structured Investments —	TS-4
Single Observation Capped Market Plus Notes Linked to Gold

  market for gold bullion is global, and gold prices are subject to volatile price movements over short periods of time and are affected by numerous factors, including macroeconomic factors such as the structure of and confidence in the global monetary system, expectations regarding the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is usually quoted), interest rates, gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Gold prices may be affected by industry factors such as industrial and jewelry demand as well as lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold. Additionally, gold prices may be affected by levels of gold production, production costs and short-term changes in supply and demand due to trading activities in the gold market.
  THE COMMODITY PRICE OF GOLD ON THE OBSERVATION DATE WILL BE DETERMINED BY REFERENCE TO A FIXING LEVEL REPORTED BY THE LBMA, AND THERE ARE CERTAIN RISKS RELATING TO THE FIXING LEVEL BEING DETERMINED BY THE LBMA — Your notes are linked to the performance of Gold. On the Observation Date, your payment at maturity will be based on the Commodity Price of Gold, which will be determined by reference to a fixing level reported by the LBMA. The LBMA is a self-regulatory association of bullion market participants. Although all market-making members of the LBMA are supervised by the Bank of England and are required to satisfy a capital adequacy test, the LBMA itself is not a regulated entity. If the LBMA should cease operations, or if bullion trading should become subject to a value added tax or other tax or any other form of regulation currently not in place, the role of LBMA price fixings as a global benchmark for the value of Gold may be adversely affected. The LBMA is a principals’ market that operates in a manner more closely analogous to an over-the-counter physical commodity market than regulated futures markets, and certain features of U.S. futures contracts are not present in the context of LBMA trading. For example, there are no daily price limits on the LBMA, which would otherwise restrict fluctuations in the prices of LBMA contracts. In a declining market, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days. The LBMA may alter, discontinue or suspend calculation or dissemination of the official afternoon Gold fixing level in U.S. dollars per troy ounce which could adversely affect the value of the notes. The LBMA has no obligation to consider your interests in calculating or revising the official afternoon Gold fixing level. For additional information about Gold, see the information set forth under “Description of Notes — Payment at Maturity” and “The Commodities” in the accompanying product supplement no. 206-A-I.
  SINGLE COMMODITY PRICES TEND TO BE MORE VOLATILE THAN, AND MAY NOT CORRELATE WITH, THE PRICES OF COMMODITIES GENERALLY — The notes are linked exclusively to Gold and not to a diverse basket of commodities or a broad-based commodity index. The price of Gold may not correlate to the price of commodities generally and may diverge significantly from the prices of commodities generally. Because the notes are linked to the price of a single commodity, they carry greater risk and may be more volatile than notes linked to the prices of multiple commodities or a broad-based commodity index.
  NO INTEREST PAYMENTS — As a holder of the notes, you will not receive interest payments.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the price of Gold and interest rates at any time on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the actual and expected volatility — the frequency and magnitude of changes — in the price of Gold;
    supply and demand trends for Gold;
    the time to maturity of the notes;
    whether a Knock-Out Event is expected to occur;
    interest and yield rates in the market generally;
    a variety of economic, financial, political, regulatory, geographical, meteorological and judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments —	TS-5
Single Observation Capped Market Plus Notes Linked to Gold

Historical Information

The following graph sets forth the historical performance of Gold based on the Commodity Prices from January 6, 2006 through August 26, 2011. The Commodity Price on August 26, 2011 was $1788.00. We obtained the Commodity Prices below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical prices of Gold should not be taken as an indication of future performance, and no assurance can be given as to the Commodity Price on the pricing date or the Observation Date. We cannot give you assurance that the performance of the price of Gold will result in the return of any of your initial investment.

Supplemental Plan of Distribution

JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission that will depend on market conditions on the pricing date. In no event will that commission exceed $10.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-89 of the accompanying product supplement no. 206-A-I.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee. In no event will the total amount of these fees exceed $10.00 per $1,000 principal amount note.

JPMorgan Structured Investments —	TS-6
Single Observation Capped Market Plus Notes Linked to Gold